FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of September, 2015

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒     Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐     No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 ]

NATIONAL BANK OF GREECE

Athens, 28 September 2015

ANNOUNCEMENT

According to Ministerial Decision as published in the Government Gazette no. 2100, 25 September 2015 the deadline for the publication of the first half 2015 financial results of all banks with shares listed in the Athens Exchange is extended to October 31, 2015. Subject to the Ministerial Decision, NBG will inform the investment community on the date of release of its first half and second quarter 2015 financial results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis

(Registrant)

Date: September 28th, 2015

Deputy Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: September 28th, 2015

Director, Financial Division